ANGLOGOLDASHANTI
AngloGold Ashanti Holdings Plc

Incorporated in the Isle of Man
Registration Number 001177V
Registered as an Overseas Company in the United Kingdom
UK Company Number FC034822

Registered Office:
Falcon Cliff
Palace Road
Douglas
Isle of Man
IM2 4LB

UK Establishment Office Address:
4th Floor, Communications House
South Street
Staines Upon Thames
Surrey, United Kingdom
TW18 4PR
Tel: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325
Website: www.anglogoldashanti.com

To: The Bank of Nova Scotia (as Agent)
201 Bishopsgate, 6th Floor
London EC2M 3NS
United Kingdom

From: AngloGold Ashanti Holdings plc (as Parent)

Attention: Rory McCarthy

30th April 2024

Dear Sirs

U.S.$ 1,400,000,000 Syndicated Loan Facility Agreement dated 9 June 2022 between, among others, AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited as Borrowers and The Bank of Nova Scotia as Agent (the "Facility Agreement")

1. Introduction

1.1 We refer to:

(A) the Facility Agreement; and

(B) the waiver letter in respect of the Facility Agreement delivered by the Parent on 15 April 2024 and countersigned by the Agent on 24 April 2024 (the "**Waiver Letter**").

1.2 Capitalised terms used in this letter but not otherwise defined in this letter shall have the meanings given to them in the Facility Agreement.

1.3 The provisions of clause 1.2 (*Construction*) of the Facility Agreement apply to this letter as though they were set out in full in this letter except that references to the Facility Agreement are to be construed as references to this letter.

2. Extension request

2.1 We are writing to you in your capacity as Agent under the Facility Agreement in accordance with clause 6.2 (*Extension option*) thereof to request that the Final Maturity Date be extended by one year (the "**Extension Request**") to 9 June 2029.

2.2 In accordance with paragraphs (c) of Clause 6.2 (*Extension option*) of the Facility Agreement, you shall promptly notify each Bank of this Extension Request. Pursuant to paragraph 1.6 of the Waiver Letter, the Parent has undertaken to deliver an audited set of the 2023 Accounts (as defined in the Waiver Letter) as

soon as the same are available following completion of PwC's (as defined in the Waiver Letter) audit. As PwC will not complete their audit prior to the date which is 15 days before the second anniversary of the date of the Facility Agreement and notwithstanding paragraph (d) of Clause 6.2 (*Extension option*) of the Facility Agreement, each Bank shall notify you of its decision whether or not to consent to the Extension Request within 30 days of the delivery by the Parent to the Agent of the audited set of the 2023 Accounts in accordance with the Waiver Letter (the "**Response Period**").

2.3 Following the earlier of the date on which the final Bank notifies you of its consent pursuant to paragraph 2.2 above or the expiry of the Response Period, you shall promptly notify us whether or not each Bank has agreed to the Extension Request (and each such Bank that agrees to the Extension Request, an "**Extending Bank**") and any Bank that has not so notified you by this date shall be deemed to have refused the Extension Request.

2.4 Promptly following receipt of such notification from you under paragraph 2.3 above, pursuant to paragraph (f) of clause 6.2 (*Extension option*) of the Facility Agreement, we may then elect (in our sole discretion) by separate notice to you (including by means of electronic communication) to accept all (but not part) of the extensions offered by the Extending Banks (the "**Acceptance Notice**" and the date of such notice, the "**Effective Date**") with the effect that as at the Effective Date, the Final Maturity Date in respect of the Commitment and participations in the Loans of each Extending Bank shall be 9 June 2029.

2.5 For the avoidance of doubt, if a Bank does not agree to the Extension Request, on the Sixth Anniversary of the date of the Facility Agreement:

(A) its participation in all outstanding Loans shall be repaid together with accrued interest and all other amounts outstanding in relation to such participation; and

(B) its Commitment shall be reduced to zero and cancelled.

3. Representations

We confirm that on the date of this letter:

(A) no Default is continuing or would result from the proposed extension; and

(B) the Repeating Representations to be made by each Obligor are true in all material respects (as applied as if the Effective Date had occurred).

4. Fee

4.1 If we notify you under paragraph 2.4 above that we accept the extension, we agree to pay to you (for the account of each Extending Bank) a fee of 0.10 per cent. on the amount of each such Extending Bank's share in the Commitments (the "**Fee**"). The Fee shall be payable on the fifth Business Day after the date of such Acceptance Notice to the account notified to us by you for this purpose.

4.2 Payment of the Fee shall be made in U.S. Dollars in immediately available, freely transferable, cleared funds.

5. Miscellaneous

5.1 This letter is irrevocable.

5.2 This letter is designated as a Finance Document under the Facility Agreement.

5.3 The provisions of clauses 33 (*Severability*), 34 (*Counterparts*), 35 (*Notices*) and 38 (*Jurisdiction*) of the Facility Agreement shall be incorporated into this letter as if set out in full (*mutatis mutandis*).

5.4 Subject to the terms of this letter, the Finance Documents remain in full force and effect.

5.5 No waiver of any provision of any Finance Document is given by the terms of this letter and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other default, under the Finance Documents.

6. Governing law

6.1 This letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

If you agree to the terms of this letter, please sign where indicated below.

Yours faithfully

By: Robert Hayes
for and on behalf of
AngloGold Ashanti Holdings plc

Form of acknowledgement

We agree to the terms of this letter.

Rory McCarthy
Director

for and on behalf of
The Bank of Nova Scotia

Sonya Bikhit
Managing Director

Date: 04 July 2024